Exhibit 99.1

PRESS RELEASE
August 26, 2021 at 7:00 am EST

Gambling.com Group Limited Reports Second Quarter 2021 Financial Results

Company reports total revenue growth of 66% to $10.4 million

Adjusted EBITDA growth of 46% to $5.5 million

Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a leading provider of digital marketing services active exclusively in the global online gambling industry, today announced its operating and financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Revenue of $10.4 million; grew 66% compared to $6.3 million in the same period for the prior year

•	Net income of $2.4 million, or $0.08 per diluted share, compared to a net loss of $0.4 million, or a loss of $0.02 per diluted share, in the same period for the prior year

•	Adjusted EBITDA of $5.5 million; grew 46% compared to $3.8 million in the same period for the prior year, representing an Adjusted EBITDA margin of 53%[1]

•	Free cash flow of $3.1 million; decreased 3% compared to $3.2 million in the same period for the prior year[2]

Second Quarter 2021 Business Highlights

•	Completed redomiciliation from Malta to the Channel Island of Jersey in May

•

Successful launches of EmpireStakes.com, BetArizona.com and IllinoisBet.com which provides bettors with trusted and up-to-date state-specific gambling information to help them place safe and secure legal wagers

•	Completed acquisition of two domain portfolios suitable for targeting the US market

•	Subsequent to quarter end, completed successful public listing of common shares on the Nasdaq Global Market under the ticker symbol “GAMB”

•	Subsequent to quarter end, announced appointment of Mr. Daniel D’Arrigo to Board of Directors

“Our second quarter results (which were our first interim financial results as a public company) were highlighted by continued strong top-line growth, and, based on our Adjusted EBITDA margins, we are among the most profitable names in the online gambling industry,” said Charles Gillespie, Chief Executive Officer and co-founder of Gambling.com Group. “Since our founding in 2006, we have built an affiliate marketing powerhouse with recognizable brands around the globe. Players trust our services to help them find a safe, fun and legal betting experience while our B2C operator clients utilize our best-in-class technology platform to support their increasingly important customer acquisition initiatives. We are incredibly excited about the next step in this journey as a public company and look forward to sharing the success with our new investors.”

[1]

Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

[2]

Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Second Quarter 2021 vs. Second Quarter 2020 Financial Highlights

	THREE MONTHS ENDED JUNE 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, except for share and per share data, unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA
Revenue	$10,392	$6,259	$4,133	66.0%
Operating expenses	(7,235)	(2,997)	(4,238)	141.4%

Operating profit	3,157	3,262	(105)	(3.2)%
Income (loss) before tax	3,027	(128)	3,155	n/m
Net income (loss) for the period attributable to the equity holders	$2,445	$(428)	$2,873	n/m
Net income (loss) per share attributable to ordinary shareholders, basic	0.09	(0.02)	n/m	n/m
Net income (loss) per share attributable to ordinary shareholders, diluted	0.08	(0.02)	n/m	n/m

n/m = not meaningful

	THREE MONTHS ENDED JUNE 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
NON-IFRS FINANCIAL MEASURES
Adjusted EBITDA	5,518	3,779	1,739	46.0%
Adjusted EBITDA Margin	53.1%	60.4%	n/m	n/m
Free Cash Flow	3,122	3,229	(107)	(3.3)%

n/m = not meaningful

	THREE MONTHS ENDED JUNE 30,		CHANGE
	2021	2020	Amount	%
	(in thousands, unaudited)
OTHER SUPPLEMENTAL DATA
New Depositing Customers (1)	26	25	1	3.8%

(1)

We define New Depositing Customers, or NDCs, as unique referral of a player from our system to one of our customers that satisfied an agreed metric (typically making a deposit above a minimum threshold) with the customer, thereby triggering the right to a commission for us.

	AS OF JUNE 30,	AS OF DECEMBER 31,	CHANGE
	2021	2020	$	%
	(Unaudited)
	(in thousands, USD)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Cash and cash equivalents	$17,168	$8,225	$8,943	108.7%
Working capital (2)	17,203	10,059	7,144	71.0%
Total assets	55,139	45,383	9,756	21.5%
Total borrowings	6,062	5,960	102	1.7%
Total liabilities	14,052	11,171	2,881	25.8%
Total equity	41,087	34,212	6,875	20.1%

(2)	Working capital is defined as total current assets minus total current liabilities.

Revenue

Total revenue in the second quarter increased 66% to $10.4 million compared to $6.3 million in the comparable period in 2020. On a constant currency basis, revenue increased $3.5 million, or 52%.The increase was driven by improved monetization of NDCs that we attribute to a combination of technology improvements and changes in product and market mix. NDCs increased 4% to 26,000 compared to 25,000 in the prior year.

Our revenue disaggregated by market is as follows:

	THREE MONTHS ENDED JUNE 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
U.K. and Ireland	$5,410	$3,489	$1,921	55.1%
Other Europe	2,822	969	1,853	191.2%
North America	1,408	1,097	311	28.4%
Rest of the world	752	704	48	6.8%

Total revenues	$10,392	$6,259	$4,133	66.0%

Revenue increases were primarily driven by organic growth in our U.K. and Ireland, Other Europe, and North American markets.

Our revenue disaggregated by monetization is as follows:

	THREE MONTHS ENDED JUNE 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
Hybrid commission	$4,611	$3,238	$1,373	42.4%
Revenue share commission	1,054	825	229	27.8%
CPA commission	3,558	2,130	1,428	67.0%
Other revenue	1,169	66	1,103	1,671.2%

Total revenues	$10,392	$6,259	$4,133	66.0%

Revenue increases were driven primarily by additional Hybrid commission, CPA commission and Other revenue. The increase in Other revenue was driven primarily by bonuses related to achieving certain operator NDC performance targets in the quarter.

Our revenue disaggregated by product type from which it is derived is as follows:

	THREE MONTHS ENDED JUNE 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
Casino	$9,087	$5,570	$3,517	63.1%
Sports	1,170	518	652	125.9%
Other	135	171	(36)	(21.1)%

Total revenues	$10,392	$6,259	$4,133	66.0%

Revenue increases were driven by growth in revenue from casino and sports products.

Operating Expenses

	THREE MONTHS ENDED JUNE 30,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
Sales and marketing expenses	$3,144	$1,598	1,546	96.7%
Technology expenses	944	510	434	85.1%
General and administrative expenses	3,387	875	2,512	287.1%
Allowance for credit losses	(240)	14	(254)	n/m

Total operating expenses	$7,235	$2,997	4,238	141.4%

n/m = not meaningful

Total operating expenses increased by $4.2 million to $7.2 million compared to $3.0 million in the prior year. On a constant currency basis, operating expenses increased by $3.9 million to $7.2 million compared to $3.3 million in the prior year.

Sales and Marketing expenses totaled $3.1 million, an increase of $1.5 million compared to 2020, driven by increased wages and salary expenses associated with increased headcount as well as investments in the Company’s organic growth initiatives.

Technology expenses totaled $0.9 million compared to $0.5 million in 2020, mainly the result of higher wages and salary expense associated with increased headcount partially offset by capitalized development costs.

General and Administrative expenses totaled $3.4 million compared to $0.9 million in the prior year, mainly driven by non-recurring expenses related to the public offering totaling approximately $1.5 million and the expansion of the senior management team.

Earnings

Adjusted EBITDA increased by 46% to $5.5 million compared to $3.8 million in the prior year representing an Adjusted EBITDA margin of 53%.

Operating profit in the second quarter decreased 3% to $3.2 million compared to $3.3 million in 2020. Operating profit was affected by non-recurring expenses related to the public offering totaling approximately $1.5 million.

Net income in the second quarter totaled $2.4 million, or $0.08 per diluted share, compared to a net loss of $0.4 million, or a loss of $0.02 per diluted share, in the prior year. The increase was the result of significant growth in pre-tax income compared to the prior year.

Free Cash-flow

Total cash generated from operations of $4.7 million increased 47% compared to $3.2 million in the prior year. The increase was driven by improved operating profit and net income compared to the prior year. Free cash flow, totaled $3.1 million compared to $3.2 million in the prior year. The decline was the result of increased capital expenditures consisting primarily of the acquisition of two domain portfolios, partially offset by the increase in cash generated from operations.

Balance Sheet

Cash balances as of June 30, 2021 totaled $17.2 million, an increase of $9.0 million compared to $8.2 million as of December 31, 2020. Working capital as of June 30, 2021 totaled $17.2 million, an increase of $7.1 million compared to $10.1 million as of December 31, 2020.

Total assets as of June 30, 2021 were $55.1 million compared to $45.4 million as of December 30, 2020. Total borrowings, including accrued interest, totaled $6.1 million compared to $6.0 million as of December 31, 2020. Total liabilities stood at $14.1 million compared to $11.2 million as of December 31, 2020.

Total equity as of June 30, 2021 was $41.1 million compared to $34.2 million as of December 31, 2020.

2021 – 2023 Financial Targets

Total Revenue Growth	> Average 40%
Adjusted EBITDA Margin[3]	≥ Average 40%
Leverage[4]	< Net Debt to Adjusted EBITDA 2.5x5

2021 Outlook

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Our financial results for the second quarter came in at the high end of our previously provided ranges as we reported strong growth in revenue, adjusted EBITDA, and net income compared to the prior year. We also continue to produce strong free cash flow and we remain in a solid financial position after the public offering last month. We are carrying encouraging momentum into the second half of the year. As a result, we are expecting to achieve or exceed our Revenue Growth target and Adjusted EBITDA margin target for the full year 2021 before the effects of any acquisitions and without incurring further borrowings.”

Conference Call Details

Date/Time:	Thursday, August 26, 2021, at 9:00 am EST
Webcast:	https://www.webcast-eqs.com/gamb2021082609 en/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	201-389-0918

To access the call, please dial in approximately ten minutes before the start of the call. An accompanying slide presentation will be available in PDF format within the “News & Events” section of the Company’s website.

An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events.

###

For further information, please contact:

Media: Derek Brookmeyer, Gambling.com Group, media@gdcgroup.com, 616-528-0882

Investors: Ross Collins, Alpha-IR Group, investors@gdcgroup.com, 312-445-2877

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry, based on December 31, 2020 and March 31, 2021 revenue. The Company has more than 150 employees and operates from offices in Ireland, the United States and Malta. Through its proprietary technology platform, the Company publishes a portfolio of premier branded websites including Gambling.com and Bookies.com. Founded in 2006, the Company owns and operates more than 30 websites in six languages across 13 national markets covering all aspects of the online gambling industry, which includes iGaming and sports betting. Gambling.com Group is publicly traded on the Nasdaq Global Market.

[3]

Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

[4]	Leverage is defined as Net Debt as a proportion of Adjusted EBITDA.
[5]	Net Debt is defined as Borrowings less Cash and Cash Equivalents.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(USD in thousands, except per share amounts)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Revenue	10,392	6,259	21,909	10,370
Sales and marketing expenses	(3,144)	(1,598)	(5,848)	(3,858)
Technology expenses	(944)	(510)	(1,634)	(1,045)
General and administrative expenses	(3,387)	(875)	(6,159)	(1,958)
Allowance for credit losses	240	(14)	100	(161)

Operating profit	3,157	3,262	8,368	3,348
(Losses) gains on financial liability at fair value through profit or loss	—	(2,839)	—	2,160
Finance income	394	23	552	309
Finance expense	(524)	(574)	(761)	(1,161)

Income (loss) before tax	3,027	(128)	8,159	4,656
Income tax charge	(582)	(300)	(1,248)	(351)

Net income (loss) for the period attributable to the equity holders	2,445	(428)	6,911	4,305

Other comprehensive income (loss)
Exchange differences on translating foreign currencies	490	375	(1,202)	(34)

Total comprehensive income (loss) for the period attributable to the equity holders	2,935	(53)	5,709	4,271

Net income (loss) per share attributable to ordinary shareholders, basic	0.09	(0.02)	0.24	0.16

Net income (loss) per share attributable to ordinary shareholders, diluted	0.08	(0.02)	0.22	0.14

Condensed Consolidated Statements of Financial Position (Unaudited)

(USD in thousands)

	JUNE 30, 2021	DECEMBER 31, 2020
ASSETS
Non-current assets
Property and equipment	610	515
Intangible assets	23,566	23,560
Right-of-use assets	1,612	1,799
Deferred tax asset	5,459	5,778

Total non-current assets	31,247	31,652

Current assets
Trade and other receivables	6,724	5,506
Cash and cash equivalents	17,168	8,225

Total current assets	23,892	13,731

Total assets	55,139	45,383

EQUITY AND LIABILITIES
Equity
Share capital	64	64
Capital reserve	19,979	19,979
Share option and warrants reserve	1,462	296
Foreign exchange translation reserve	1,328	2,530
Retained earnings	18,254	11,343

Total equity	41,087	34,212

Non-current liabilities
Borrowings	5,944	5,937
Lease liability	1,419	1,562

Total non-current liabilities	7,363	7,499

Current liabilities
Trade and other payables	4,821	2,428
Borrowings and accrued interest	118	23
Lease liability	392	413
Income tax payable	1,358	808

Total current liabilities	6,689	3,672

Total liabilities	14,052	11,171

Total equity and liabilities	55,139	45,383

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in thousands)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Cash flow from operating activities
Income (loss) before tax	3,027	(128)	8,159	4,656
Finance expenses, net	130	551	209	852
Losses (gains) on financial instruments valuation	—	2,839	—	(2,160)
Adjustments for non-cash items:
Depreciation and amortization	634	517	1,216	1,050
Movements in credit loss allowance	(240)	14	(100)	161
Share option charge	245	—	1,063	—

Cash flows from operating activities before changes in working capital	3,796	3,793	10,547	4,559

Changes in working capital
Trade and other receivables	14	(744)	(1,243)	(1,141)
Trade and other payables	1,464	180	2,710	40
Income tax paid	(536)	—	(536)	—

Cash flows generated by operating activities	4,738	3,229	11,478	3,458

Cash flows from investing activities
Acquisition of property and equipment	(188)	—	(218)	(17)
Acquisition of intangible assets	(1,428)	—	(1,741)	—

Cash flows used in investing activities	(1,616)	—	(1,959)	(17)

Cash flows from financing activities
Issue of ordinary shares and share warrants	—	120	—	630
Equity issue costs	—	—	—	(40)
Repayment of notes and bonds	—	—	—	(3,444)
Interest paid	—	(677)	(121)	(677)
Proceeds from issuance of finance instruments	—	180	—	180
Warrants repurchased	—	(68)	—	(129)
Principal paid on lease liability	(49)	(36)	(95)	(75)
Interest paid on lease liability	(47)	(50)	(96)	(99)

Cash flows used in financing activities	(96)	(531)	(312)	(3,654)

Net movement in cash and cash equivalents	3,026	2,698	9,207	(213)
Cash and cash equivalents at the beginning of the period	14,035	4,162	8,225	6,992
Net foreign exchange differences on cash and cash equivalents	107	98	(264)	179

Cash and cash equivalents at the end of the period	17,168	6,958	17,168	6,958

Supplemental Information

Constant Currency

Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. When we use the term “constant currency,” we adjust for the impact related to the translation of our condensed consolidated financial statements from EUR to USD by translating financial data for the three months June 31, 2020 using the same foreign currency exchange rates that we used to translate financial data for the three months ended June 30, 2021.

Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations” for Management’s discussion of the constant currency impact for these periods. For foreign exchange rates used, refer to “Note 3 Significant Accounting Policies,” within the Notes to the Condensed Consolidated Financial Statements.

Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks include our ability to manage expansion into the U.S. markets and other markets; compete in our industry; our expectations regarding our financial performance, including our revenue, costs, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow; the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; mitigate and address unanticipated performance problems on our websites, or platforms; attract, retain, and maintain good relations with our customers; anticipate market needs or develop new or enhanced offerings and services to meet those needs; stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business; anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business; obtain and maintain licenses or approvals with gambling authorities in the U.S.; effectively manage our growth and maintain our corporate culture; identify, recruit, and retain skilled personnel, including key members of senior management; our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions; our ability to maintain, protect, and enhance our intellectual property; our intended use of the net proceeds from this offering; our ability to manage the increased expenses associated and compliance demands with being a public company; our ability to maintain our foreign private issuer status; and other important risk factors discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income (loss) for the period attributable to the equity holders as presented in the Condensed Consolidated Statements of Comprehensive Income and (Loss) for the period specified:

	THREE MONTHS ENDED JUNE 30,		CHANGE		SIX MONTHS ENDED JUNE 30,		CHANGE
	2021	2020	$	%	2021	2020	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Net income (loss) for the period attributable to the equity holders	$2,445	$(428)	2,873	n/m	$6,911	$4,305	2,606	60.5%

Add Back:
Net finance costs (1)	130	3,390	(3,260)	n/m	209	(1,308)	1,517	n/m
Income tax charge	582	300	282	94.0%	1,248	351	897	n/m
Depreciation expense	47	30	17	56.7%	82	59	23	39.0%
Amortization expense	587	487	100	20.5%	1,134	991	143	14.4%

EBITDA	$3,791	$3,779	12	0.3%	$9,584	$4,398	5,186	n/m

Share-based payments	245	—	245	100.0%	1,063	—	1,063	100.0%
Non-recurring accounting and legal fees related to the offering	392	—	392	100.0%	898	—	898	100.0%
Non-recurring employees’ bonuses related to the offering	1,090	—	1,090	100.0%	1,090	—	1,090	100.0%

Adjusted EBITDA	$5,518	$3,779	1,739	46.0%	$12,635	$4,548	8,087	n/m

(1)	Net finance costs is comprised of gains/losses on financial liability at fair value through profit or loss, finance income, and finance expense.

n/m = not meaningful

Below is the Adjusted EBITDA Margin calculation for the period specified:

	THREE MONTHS ENDED JUNE 30,		CHANGE		SIX MONTHS ENDED JUNE 30,		CHANGE
	2021	2020	$	%	2021	2020	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Revenue	$10,392	$6,259	4,133	66.0%	$21,909	$10,370	11,539	111.3%
Adjusted EBITDA	$5,518	$3,779	1,739	46.0%	$12,635	$4,548	8,087	177.8%
Adjusted EBITDA Margin	53.1%	60.4%	n/m	n/m	57.7%	43.9%	n/m	n/m

n/m = not meaningful

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Condensed Consolidated Statement of Cash Flows for the period specified:

	THREE MONTHS ENDED JUNE 30,		CHANGE		SIX MONTHS ENDED JUNE 30,		CHANGE
	2021	2020	$	%	2021	2020	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Cash flows generated by operating activities	$4,738	$3,229	1,509	46.7%	$11,478	$3,458	8,020	n/m
Capital Expenditures	(1,616)	—	(1,616)	n/m	(1,959)	(17)	(1,942)	n/m

Free Cash Flow	$3,122	$3,229	(107)	(3.3)%	$9,519	$3,441	6,078	n/m

n/m = not meaningful

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Condensed Consolidated Statement of Income (Loss) for the period specified:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
	(in thousands USD, except for share and per share data, unaudited)
Net income (loss) for the period attributable to the equity holders	2,445	(428)	6,911	4,305
Weighted-average number of ordinary shares, basic	28,556,422	27,361,757	28,556,422	27,408,284

Net income (loss) per share attributable to ordinary shareholders, basic	0.09	(0.02)	0.24	0.16

Net income (loss) for the period attributable to the equity holders	2,445	(428)	6,911	4,305
Weighted-average number of ordinary shares, diluted	31,401,166	27,361,757	31,401,166	30,681,694
Net income (loss) per share attributable to ordinary shareholders, diluted	0.08	(0.02)	0.22	0.14